UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGIA INC.)

Argentina
(Jurisdiction of incorporation or organization)

Bouchard 547, 26th Floor
C1106ABG
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, August 11th, 2009

Results for the six-month period ended on June 30th, 2009

Pampa Energía S.A. (“Pampa” or the “Company”), announces the results for the six-month period ended on June 30th, 2009.

Stock Information
Buenos Aires Stock Exchange
Ticker: PAMP

Luxembourg Euro MTF Market
Ticker: PAMPA

1 GDR = 25 ordinary shares

For further information, contact:

Ricardo Torres. General Manager
Mariano Batistella. Investor Relation

Tel +54-11-4510-9550
investor@pampaenergia.com
www.pampaenergia.com/ir

Pampa Energía S.A., the largest integrated electricity company in Argentina that through its subsidiaries participates in the generation, transmission and distribution of electricity, announces today the results corresponding to the six-month period ended on June 30th, 2009:

Consolidated sales revenue of AR$2,086 million, 6.3% greater than the AR$1,962 million for the same period of 2008, mainly due to a 38.5% and 16.2% increase in the transmission and distribution segments, respectively, partially offset by a 7.0% decrease in the generation segment.

Consolidated EBITDA[1] of AR$439 million, 10.5% greater than the AR$397 million for the same period of 2008, mainly due to a 2.8% increase in the generation segment, a 20.9% increase in the transmission segment and a 16.4% increase in the distribution segment.

Consolidated gain on subsidiaries bonds’ repurchases of AR$ 210 million, in addition to the AR$190 million gain as of December 31st, 2008, totalizing AR$400 million.

Consolidated Net Income of AR$196 million, 238.5% greater than the AR$58 million for the same period of 2008.

1. Shares and bonds’ repurchases

1.1 | Pampa Energía’s Shares Repurchases and Public Tender Offer

                     Due to the international financial crisis, which adversely affected the market price of Pampa’s shares, and as part of the Company’s strategy to focus on energy assets and to sell non-strategic assets, since September 2008 Pampa has initiated a share repurchase program, executed through a combination of market repurchases and public tender offers.

                     Pampa believes that these measures are in the best interest of the Company’s shareholders, who are increasing their interest in the Company's strategic assets at a 62% discount on its book value as of June 30th, 2009 (AR$2.54 per share), and which is indicative of their original acquisition’s cost.

__________________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

1
547 Bouchard Street, 26th Floor	Tel +54-11-4510-9550
C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

     During the first half of 2009 Pampa has repurchased a total of 85,457,151 shares, representing 5.6% of the capital stock of Pampa, at an average price of AR$0.99 per share, totaling AR$85 million. These acquisitions have been executed both through market repurchases and through a public tender offer initiated on February 9th, 2009. Through the tender offer Pampa repurchased 46,639,578 shares at US$0.273 per share and 50,000 shares at AR$0.95 per share.

     In total, from September 2008 through June 2009 Pampa repurchased 211,883,347 shares, representing 13.9% of the capital stock of Pampa, at an average price of AR$0.97 per share, totaling AR$205 million.

     Finally, due to the CNV’s decision to restore as of June 30th, 2009, the 10% repurchase cap on own shares held by a company, Pampa has not executed any acquisitions after this date.

2
547 Bouchard Street, 26th Floor	Tel +54-11-4510-9550
C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

1.2 | Subsidiaries Bonds’ Repurchases

     Since 2008, Pampa and its subsidiaries have initiated a repurchase process of bonds issued by Edenor, EASA, Transener, Central Térmica Güemes and Central Térmica Loma de la Lata. The decision was mainly based on the recent drop in value of those bonds, providing an attractive investment and an opportunity to decrease the indebtedness of those companies.

     During the six-month period ended on June 30th, 2009, Pampa and its subsidiaries have repurchased a total of US$166.7 million principal amount of bonds of its subsidiaries. As a result of these acquisitions, Pampa recorded a consolidated gain of AR$209.9 million.

     As of June 30th, 2009, and including the repurchases executed in 2008, Pampa and its subsidiaries have repurchased a total of US$301.2 million principal amount of bonds at an average price of 55% of par value.

     The following table summarizes the repurchases made and the profits generated by them as of June 30th, 2009:

Bonds in US$

			Amount	Amount	Amount	Repurchase
Subsidiary	Long-Term Notes	Maturity	Issued	Repurchased[1]	Outstanding	Results[2]	Agreed rate
			(US$ thousands )	(US$ thousands)	(US$ thousands)	(AR$ thousands)
Transener	At Par fixed rate	2016	220,000	92,774	127,226		8.875%
						118,472	3% to 7%
	At Par class 6 [3]	2016	12,397	9,015	3,382		(incremental)

Edenor	At Par variable rate	2019	12,656	0	12,656	163,115	Libor + 0% to 2%
							(incremental)
	At par fixed rate	2016	80,048	62,761	17,287		3% to 10%
							(incremental)
	At Par fixed rate	2017	220,000	33,173	186,827		10.5%

EASA	At Par fixed rate	2017	12,874	49	12,825	99,847	3% to 5%
							(incremental)
	At Discount fixed rate	2016	76,545	74,523	2,022		2,125% to 7%
							(incremental)

CTG	At Par fixed rate	2013	6,069	855	5,214	17,816	2.0%
	At Par fixed rate	2017	22,030	17,739	4,291		10.5%

Loma de la Lata[4]	At Discount fixed rate	2015	183,547	10,312	173,235	981	11.25%

Total			846,167	301,201	544,966	400,230

1 100%, not adjusted for minority interests.
2 Includes AR$190.3 million as of December 31st, 2008. Does not include income tax expense and minority interest.
3 Amount outstanding as of December 31st, 2008.
4 Amount issued includes capitalized interest.

Bonds in AR$

Subsidiary	Long and Short-Term Notes	Maturity	Amount	Amount	Amount	Repurchase
			Issued	Repurchased	Outstanding	Results	Agreed rate
			(AR$ thousands )	(AR$ thousands)	(AR$ thousands)	(AR$ thousands)
Edenor	At Par variable rate	2013	75,700	0	75,700	0	Badlar Privada + 6,75%

CPB	Short-term note	2009	21,750	0	21,750	0	Badlar Privada + 4,25%

Total			97,450	0	97,450	0

3
547 Bouchard Street, 26th Floor	Tel +54-11-4510-9550

C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

     In addition, as of June 30th, 2009, the financial trust created by Edenor at Banco Macro Limited held US$24.5 million principal amount of Edenor’s 2017 bonds.

     Funds for repurchases were raised through various stockholder capital contributions received through capital increases at Pampa and its subsidiaries. In the case of bonds repurchased by Pampa, funds remaining from the AR$1,300 million capital increase of February 2007 were used. The bonds acquired by Edenor were purchased with the remaining funds from the US$61 million capital increase of April 2007. Finally, the bonds repurchased by Transener were mainly financed by the collection of the amortization of the canon for the fourth line.

     Finally, from June 30th and until July 7th, 2009, Pampa and its subsidiaries have repurchased a total of US$3.9 million face value of bonds of its subsidiaries.

4
547 Bouchard Street, 26th Floor	Tel +54-11-4510-9550

C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

2. Relevant Events

2.1 | Registration of ADSs with the SEC

     On August 5th, 2009 the U.S. Securities and Exchange Commission (“SEC”) declared effective the registration of American Depositary Shares (“ADSs”) of the Company under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). Each ADS represents 25 common shares of the Company. With this registration, the Company’s shares are eligible for trading in the United States.

     The Company has initiated the process of listing the ADSs for trading on the New York Stock Exchange (“NYSE”) and intends to cancel the listing of the current Global Depositary Shares (“GDSs”) on the Luxembourg Stock Exchange. This registration and listing will be accompanied by the conversion of the GDSs into ADSs, each representative of 25 common shares of the Company, issued by The Bank of New York (“BoNY”).

     The registration with the SEC and the listing of the ADSs on the NYSE are integral components of the Company's strategic plan to increase the liquidity and trading volume of Pampa's shares.

2.2 |Stock Option

     On August 3er, 2009, Pampa’s Board of Directors accepted the proposal of Marcelo Mindlin, Damian Mindlin, Gustavo Mariani, and Ricardo Torres in which they irrevocably commit not to exercise any option accrued under the Series I, Series II or Series III warrants before of September 28th, 2013, and to cause any transferee of these warrants to assume the same commitment. Under the terms of the proposal, any violation of these commitments would result in the imposition of a monetary penalty of US$0.21 per new share issued payable to the Company by the person exercising the option.

2.3 | Short-term Notes (“VCP”)

     On August 10th, 2009, Central Piedra Buena (“CPB”) issued a short-term note for AR$25,215,000 accruing interest at a rate of Badlar private plus a margin of 4.70% . The capital repayment will be done in only one payment 270 days from the date of the issuance and the interest is payable quarterly. The VCP will be issued on August 13th, 2009. The funds received through the VCP’s issuance will be used for investing in fixed assets, debt restructuring, and/or working capital.

     Also, on July 21st, 2008, the General Ordinary and Extraordinary Shareholders Meeting of Central Térmica Güemes (“CTG”) approved the creation of a global short term note program. As of the date of this press release, CTG has not issued any short-term notes under this program.

2.4 | Modification of the Composition of the Board of Directors and the Supervisory Committee of Pampa Energía.

     On May 13th, 2009, the General Ordinary Shareholders’ Meeting of Pampa Energía appointed Mr. Adrian Pablo Campana Grigio as Director and Mr. Hernán Bisquert Silvestre as Alternate Director, both representing the ANSES. Also, the Shareholder’s Meeting appointed Walter Antonio Pardi as Statutory Auditor and William Stok as Alternate Statutory Auditor, also on behalf of the ANSES.

5
547 Bouchard Street, 26th Floor	Tel +54-11-4510-9550

C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

3. Financial Highlights

3.1 |Consolidated Balance Sheet (AR$)

	06.30.09		06.30.09
ASSETS		LIABILITIES
CURRENT ASSETS		CURRENT LIABILITIES
Cash and banks	129,771,679	Accounts payable	459,622,456
ST Investments	474,012,973	Financial debt	408,984,878
Trade receivables, net	716,164,359	Salaries and social security payable	119,824,832
Other receivables, net	210,923,041	Tax payable	162,653,060
Materials & spares	22,661,422	Other liabilities	189,405,967
Inventories	5,095,793	Provisions	55,743,000
Other assets	8,219,187
Total current assets	1,566,848,454	Total current liabilities	1,396,234,193

NON-CURRENT ASSETS		NON-CURRENT LIABILITIES
Trade receivables	244,783,043	Accounts payable	79,378,782
LT Investments	407,271,828	Financial debt	1,900,945,786
Other receivables, net	177,329,111	Salaries and social security payable	55,370,423
Materials & spares	28,420,547	Taxes payable	565,308,254
Inventories	485,103	Other payables	353,614,491
Fixed assets, net	5,991,223,667	Provisions	15,850,502
Intangible assets, net	308,930,859	Total non-current liabilities	2,970,468,238
Other assets	124,384,784	Total liabilities	4,366,702,431
Sub-total non-current assets	7,282,828,942

Goodwill, net	579,276,743	Minority interest	1,733,546,717

Total non-current assets	7,862,105,685	Shareholders equity	3,328,704,991

Total assets	9,428,954,139	Total liabilities, minority interest and	9,428,954,139
		shareholders equity

6
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C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

3.2 | Consolidated Income Statement (AR$)

	Six-month ended June	Six-month ended June
	30th, 2009	30th, 2008
Sales revenue	2,086,049,908	1,962,375,479
Cost of sales	(1,613,719,301)	(1,535,477,288)
Gross profit	472,330,607	426,898,191
Selling expenses	(62,107,072)	(69,396,303)
Administrative expenses	(135,997,901)	(115,427,161)
Goodwill amortization	(9,981,145)	(10,064,766)
Operating income	264,244,489	232,009,961
Financial and holding results generated by assets:
Interest income	23,859,522	19,197,932
Taxes and commissions	(5,611,001)	(2,238,977)
Foreign currency exchange difference	88,012,867	(13,036,156)
Result of receivables measured at present value	(3,403,420)	3,053,692
Holding results of financial assets	94,431,348	427,376
Impairment of fixed assets and other assets	(17,617,332)	(31,390,812)
Other financial results	2,989,494	(4,121,874)
Sub-total	182,661,478	(28,108,819)
Financial and holding results generated by liabilities:
Interest expense	(106,973,389)	(86,115,362)
Foreign currency exchange difference	(183,007,686)	65,218,718
Financial debt repurchase results	209,936,300	-
Taxes and commissions	(9,221,342)	(7,567,119)
Other financial results	(4,110,536)	47,008
Sub-total	(93,376,653)	(28,416,755)
Total financial and holding results, net	89,284,825	(56,525,574)
Other income and expenses, net	15,116,100	(3,543,352)
Income before income taxes and minority interest	368,645,414	171,941,035

Income tax and tax on assets	(98,235,392)	(66,775,853)
Minority interest	(74,239,894)	(47,205,638)
Net income	196,170,128	57,959,544

Basic income per share	0.1465	0.0380
Diluted income per share	0.1436	0.0375

7
547 Bouchard Street, 26th Floor	Tel +54-11-4510-9550

C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

4 | Results’ analysis of the first half ended on June 30th, 2009 compared to the first half ended June 30th, 2008

     During the first half of 2009, net sales increased to AR$2,086 million, a 6.3% higher than AR$1,962 million for the same period in 2008. This was primarily due to an increase of 38.5% and 16.2% from our transmission and distribution segments partially offset by a 7.0% decrease in our generation segment.

     Our Consolidated EBITDA1 increased by 10.5% to AR$439 million for the first half of 2009, compared to AR$397 million for the same period of 2008. This increase was primarily due to an increase of 2.8% in the generation segment, 20.9% increase in the transmission segment, and 16.4% in the distribution segment, partially offset by 27.8% increase in losses from the holding segment.

     In addition, during the first half of 2009, our consolidated gain on subsidiaries bonds' repurchases was AR$210 million, in addition to the AR$190 million gain as of December 31st, 2008, totalizing AR$400 million.

     Finally, our consolidated net income for the first half of 2009 was AR$196 million, 238.5% higher than the AR$58 million for the same period of 2008.

Generation Segment

	Six-months ended on June 30th ,		Variation
Generation Segment, consolidated (AR$ million)	2009	2008
Sales revenue	874.8	940.5	-7.0%
Cost of sales	(691.3)	(761.4)	-9.2%
Gross profit	183.5	179.0	2.5%
Selling expenses	(6.9)	(6.8)	0.7%
Administrative expenses	(27.6)	(20.3)	36.4%
Goodwill amortization	(7.5)	(7.7)	-2.9%
Operating income	141.5	144.2	-1.9%
Financial and holding results:
Generated by assets	81.6	(45.0)	NA
Generated by liabilities	(101.2)	(8.9)	NA
Other income and expenses, net	0.3	2.2	-85.2%
(Loss) Gain before income tax and minority interest	122.2	92.5	32.0%

Income tax	(46.4)	(39.7)	16.8%
Minority interest	(24.2)	(16.6)	45.6%
Net income (Loss) for the period	51.6	36.2	42.5%

EBITDA[1]	180.1	175.2	2.8%

     Net sales from our generation activities decreased by 7.0% to AR$874.8 million for first half of 2009, due to a reduction of average electricity prices and energy sold in the period. The decrease of AR$65.7 million in net sales, 21.8% corresponded to a decrease in the average electricity prices received by Pampa’s subsidiaries (AR$185.1 per MWh for the first half of 2009, compared to AR$187.9 per MWh for the same period of 2008), and 78.2% corresponded to a decrease in the quantity of electricity sold (4,727 GWh in the first half of 2009, compared to 5,005 GWh for the same period in 2008).

__________________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

8
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C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

     Our cost of sales decreased by 9.2% to AR$691.3 million in the first half of 2009, primarily due to a 8.8% decrease in fuel costs and a 26.8% reduction in the cost of energy purchases at our thermal units, which more than offset increases in personnel costs by both our hydroelectric and thermal units and royalty payments.

     Therefore, our gross profit related to our generation activities increased by 2.5% to AR$183.5 million for the first half of 2009, primarily due to the greater margin at our hydroelectrical facilities, which was due to their higher average electricity prices and, within our thermal units, to the higher margin sales at Central Térmica Güemes.

     The selling expenses increased by 0.7% to AR$6.9 million for the first half of 2009. In addition, the administrative expenses increased by 36.4% to AR$27.6 million for the first half of 2009, primarily due to the increase in administrative services by third parties related to our generation expansions as well as the increase in professional fees related to the administrative and financing activities of our generation subsidiaries.

     The operating income related to our generation activities decreased by 1.9% to AR$141.5 million for the first half of 2009. The total operating margin related to our generation activities increased by 5.5% to 16.2% over sales for the first half of 2009 from 15.3% over sales for the same period in 2008, primarily due to the increased margin at our hydroelectrical facilities and at Central Térmica Güemes.

     Consolidated EBITDA1 associated with our generation activities increased 2.8% to AR$180.1 million in the first half of 2009, given by 10.0% increase in gross margin per MWh before amortization and depreciation that offset the decrease in energy sold at our generation segment. Also during this period, Central Piedra Buena continued burning fuel oil purchased by it to generate part of the energy, which allowed the company to record a profit of AR$11.7 million.

     Our financial and holding results, net, related to our generation activities represented a loss of AR$19.6 million for the first half of 2009, primarily due to a AR$30.8 million in interest expenses, and AR$10.1 million in taxes and bank commissions, that more than offset gains from holding of financial instruments and foreign exchange differences, net, at our generation subsidiaries.

     The generation segment had other income, net of AR$0.3 million for the first half of 2009. Additionally, the generation segment recorded a charge for income taxes of AR$46.4 million for the first half of 2009 and a charge for minority interest of AR$24.2 million.

     Finally, our generation activities net income increased by 42.5%, to AR$51.6 million for the first half of 2009, compared to AR$36.2 million for the same period in 2008.

__________________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

9
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C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

Transmission Segment

	Six-months ended on June 30th ,		Variation
Trasmission Segment, consolidated (AR$ million)	2009	2008
Sales revenue	151.6	109.4	38.5%
Cost of sales	(116.0)	(84.5)	37.3%
Gross profit	35.6	25.0	42.5%
Selling expenses	-	-	NA
Administrative expenses	(16.9)	(12.8)	32.6%
Goodwill amortization	0.4	0.4	9.5%
Operating income	19.1	12.6	51.7%
Financial and holding results:
Generated by assets	9.3	2.9	219.6%
Generated by liabilities	1.1	(5.8)	NA
Other income and expenses, net	1.7	4.8	-64.5%
(Loss) Gain before income tax and minority interest	31.2	14.5	115.5%
Income tax	(3.0)	(6.8)	-55.7%
Minority interest	(12.8)	(2.4)	439.4%
Net income (Loss) for the period	15.5	5.3	190.6%

EBITDA[1]	49.2	40.7	20.9%

     Net sales in connection with our transmission activities increased by 38.5% to AR$151.6 million for the first half of 2009. Net regulated sales increased to AR$75.8 million for the first half of 2009 from AR$56.6 million for the same period in 2008, primarily as a result of the tariff increase in Transener and Transba. Royalties for the Fourth Line increased to AR$21.7 million for the first half of 2009 from AR$17.2 million for the same period in 2008, due to application of the new royalties from October 2008. Other net revenues increased to AR$54.1 million for the first six months of 2009 from AR$35.7 million for the first six months of 2008 mainly as the result of the installation of equipment at Chocón and Bahia Blanca substations within the framework of Secretary of Energy Resolution No. 01/03.

     Our cost of sales increased by 37.3% to AR$116.0 million in the first half of 2009, mainly due to wage increases and to the increase in materials for works related to the installation projects at the Chocón and Bahia Blanca substations.

     Therefore, gross profit related to our transmission activities increased by 42.5% to AR$35.6 million for the first half of 2009, primarily due to the increase in tariffs related to our regulated sales and the increase in the Fourth Line royalties. The increase in non-regulated revenues related to work done on the Chocón and Bahia Blanca substations was partially offset by the increase in sales costs related to the same work. The gross margin related to our transmission activities increased by 2.9% to 23.5% over sales for the first half of 2009 from 22.8% over sales for the same period in 2008, primarily due to the reasons described above.

     We do not record selling expenses related to our transmission activities. The administrative expenses increased by 32.6% to AR$16.9 million for the first half of 2009, mainly due to increases in salaries expenses related to wages increases.

__________________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

10
547 Bouchard Street, 26th Floor	Tel +54-11-4510-9550

C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

     The operating income increased by 51.7% to AR$19.1 million for the first half of 2009. The total operating margin increased by 9.5% to 12.6% over sales for the first half of 2009 from 11.5% over sales for the same period in 2008.

     The consolidated EBITDA1 related to our transmission activities increased by 20.9% to AR$49.2 million for the first half of 2009, mainly explained by higher revenues due to increases in the remuneration of the regulated segment and the royalties for the fourth line that offset the increases in wages, security charges, and materials for maintenance.

     The financial and holding results, net, represented a gain of AR$10.5 million for the first half of 2009, primarily due to the gains recorded for the repurchase of Transener’s own financial debt that more than offset losses generated by foreign exchange differences and interest expenses for the period.

     The transmission segment had other income, net for AR$1.7 million for the first half of 2009. Additionally, the transmission segment recorded a charge for income taxes of AR$3.0 million for the first half of 2009 and a charge for minority interest of AR$12.8 million.

     Finally, our transmission activities increased by 20.9% in net income, to AR$49.2 million for the first half of 2009, compared to AR$40.7 million for the same period in 2008.

__________________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

11
547 Bouchard Street, 26th Floor	Tel +54-11-4510-9550

C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

Distribution Segment

	Six-months ended on June 30th ,		Variation
Distribution Segment, consolidated (AR$ million)	2009	2008
Sales revenue	1,060.2	912.4	16.2%
Cost of sales	(793.0)	(688.5)	15.2%
Gross profit	267.2	223.9	19.3%
Selling expenses	(55.7)	(62.4)	-10.7%
Administrative expenses	(81.9)	(64.7)	26.6%
Goodwill amortization	(2.8)	(2.7)	1.2%
Operating income	126.8	94.1	34.7%
Financial and holding results:
Generated by assets	46.4	8.2	463.8%
Generated by liabilities	(104.5)	(13.8)	658.5%
Other income and expenses, net	13.2	(10.4)	NA
(Loss) Gain before income tax and minority interest	81.8	78.2	4.7%

Income tax	(48.1)	(25.7)	87.1%
Minority interest	(37.3)	(28.2)	32.1%
Net income (Loss) for the period	(3.6)	24.2	NA

EBITDA[1]	226.2	194.3	16.4%

     Net sales in connection with our distribution activities increased by 16.2% to AR$1,060.2 million for the first half of 2009, mainly due to the impact of the recognition of the CMM adjustment applied in 2008 and the increase in the energy purchase price that we pass on to certain customers, which more than offset a reduction in the volume of energy sales.

     The cost of sales increased by 15.2% to AR$793.0 million for the first half of 2009, mainly due to a 17.9% increase in the cost of energy purchased, related to an increase in the energy purchase price passed on to some of Edenor’s customers and a 37.5% increase in salaries and social security charges.

     Therefore, the gross profit related to our distribution activities increased by 19.3% to AR$267.2 million for the first half of 2009, primarily due to the impact of the recognition of the CMM adjustment, which more than offset the decrease in the volume of energy sold. The increase in net revenues due to an increase in the energy purchase price applied to some of Edenor’s customers recorded in the first half of 2009 was offset by a similar increase in the cost of the energy purchased to supply those clients. The gross margin related to our distribution activities increased by 2.7% to 25.2% over sales for the first half of 2009 from 24.5% over sales for the same period in 2008.

     The selling expenses decreased 10.7% to AR$55.7 million for the first half of 2009, primarily due to a reduction in the allowance for doubtful accounts resulting from the approval of a new framework agreement regarding shantytowns between Edenor, the National Government, and the City of Buenos Aires, partially offset by an increase in salaries and social security taxes due to wage increases granted in the second half of 2008.

__________________________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

12
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C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

     The administrative expenses increased by 26.6% to AR$81.9 million for the first half of 2009, primarily due to increases in advertising expenses, salaries (due to wage increases approved during the second half of 2008), and the tax on financial transactions.

     The operating income of our distribution activities increased by 34.7% to AR$126.8 million for the first half of 2009, due to the impact of the recognition of the CMM adjustment and the decrease in selling expenses, that more than offset the decrease in the volume of energy sold and the increase in administrative expenses. The total operating margin increased 15.9% to 12.0% over sales for the first half of 2009 from 10.3% over sales for the same period in 2008.

     The consolidated EBITDA1 related to our distribution activities increased by 16.4% to AR$226.2 million for the first half of 2009, due to an increase on the MMC and the reduction of selling costs, which partially offset the reduction on energy sold and the increase in administrative expenses.

     Our financial and holding results, net, related to our distribution activities represented a loss of AR$58.2 million for the first half of 2009, primarily due to a loss from interest expenses and the negative impact of the appreciation of the Dollar on this segment’s outstanding U.S. Dollar denominated debt and from results of receivables measured at present value, which was partially offset by gains from the repurchase of its own financial debt and gains generated by the holding of financial instruments.

     The distribution segment had other income, net for AR$13.2 million for the first half of 2009, mainly due to the net recovery for allowances for tax contingencies due to the participation in the tax regularization plan implemented by the Government. Additionally, the distribution segment recorded a charge for income taxes of AR$48.1 million for the first half of 2009 and a charge of minority interest of AR$37.3 million.

Finally, our distribution activities registered a net income loss of AR$3.6 million for the first half of 2009, compared to AR$24.2 million net income gain for the same period in 2008.

____________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

13
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Holding Segment

	Six-months ended on June 30th ,
			Variation
Holding Segment, consolidated (AR$ million)	2009	2008
Sales revenue	27.0	6.7	301.3%
Cost of sales	(22.2)	(1.6)	NA
Gross profit	4.9	5.1	-5.4%
Selling expenses	(0.6)	(0.8)	-19.5%
Administrative expenses	(27.2)	(23.3)	16.8%
Goodwill amortization	(0.1)	-	NA
Operating income	(23.1)	(18.9)	22.1%
Financial and holding results:
Generated by assets	50.9	5.8	NA
Generated by liabilities	105.7	0.1	NA
Other income and expenses, net	(0.1)	(0.2)	-32.9%
(Loss) Gain before income tax and minority interest	133.4	(13.3)	NA

Income tax	(0.7)	5.5	NA
Minority interest	-	-	NA
Net income (Loss) for the period	132.7	(7.8)	NA

EBITDA[1]	(16.4)	(12.8)	27.8%

     Net sales in connection with our holding segment increased by 301.3% to AR$27.0 million for the first half of 2009, mostly related to the services that we provide to our subsidiaries. The cost of sales increased to AR$22.2 million for the first half of 2009, mainly due to the incorporation of new personnel providing services to our subsidiaries and the transfer of personnel to Holding from our subsidiaries, and the increase in wages for the period in analysis.

     Therefore, gross profit related to our holding segment decreased by 5.45% to AR$4.9 million for the first half of 2009, due to the increase in the cost of advisory services provided to our related companies.

     Our selling expenses decreased by 19.5% to AR$0.6 million for the first half of 2009. The administrative expenses increased by 16.8% to AR$27.2 million for the first half of 2009.

     The operating losses related to our holding segment increased by 22.1% to AR$23.1 million for the first half of 2009, primarily explained by the increase in personnel costs and third-party services needed to provide advisory services to our subsidiaries.

     The consolidated EBITDA1 related to our holding segment recorded a loss of AR$16.4 million for the first half of 2009, a 27.8% greater than the loss for the same period of 2008, mainly explained by the increase in personnel costs and third-party services needed to provide advisory services to our subsidiaries.

____________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

14
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Argentina	www.pampaenergia.com

     Our financial and holding results, net, related to our holding activities represented a gain of AR$156.7 million for the first half of 2009, primarily due to gains generated by the repurchase of debt of our subsidiaries and by foreign exchange gains.

     The holding segment recorded a charge for expenses of AR$0.1 million for the first half of 2009. Also, the holding had a charge for income taxes of AR$0.7 million for the first half of 2009.

     Finally, our holding activities registered a net income gain of AR$132.7 million for the first half of 2009, compared to AR$7.8 million net income loss for the same period in 2008.

15
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5. Summary of Electricity Generation

The following table summarizes Pampa’s electricity generation assets:

	Hidroelectric		Thermal
						Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB

Installed Capacity (MW)	265	388	361	369	620	2,003
Maket Share	1.0%	1.5%	1.4%	1.4%	2.4%	7.7%

Net Generation Jan-Jun 2009 (GWh)	428	327	877	632	1,668	3,932
Maket Share	0.8%	0.6%	1.6%	1.2%	3.1%	7.3%
Sales Jan-Jun 2009 (GWh)	591	490	1,027	641	1,978	4,727

Net Generation Jan-Jun 2008 (GWh)	389	292	855	1,072	1,790	4,398
Variation Net Generation 1Q09 - 1Q08	10.0%	12.3%	2.6%	-41.0%	-6.8%	-10.6%
Sales Jan-Jun 2008 (GWh)	593	473	938	1,137	1,864	5,005

Average Price Jan-Jun 2009 (AR$ / MWh)	139.1	163.3	219.5	117.9	208.0	185.1
Average Gross Margin Jan-Jun 2009 (AR$ / MWh)	62.2	70.3	89.4	21.5	18.7	45.2
Average Gross Margin Jan-Jun 2008 (AR$ / M Wh)	55.3	58.6	46.1	29.4	36.8	41.1

Net Generation 2Q 2009 (GWh)	162	105	415	229	862	1,773
Maket Share	0.6%	0.4%	1.5%	0.9%	3.2%	6.6%
Sales 2Q 2009 (GWh)	233	186	475	236	1,026	2,156

Net Generation 2Q 2008 (GWh)	176	126	429	444	795	1,970
Variation Net Generation 2Q09 - 2Q08	-7.8%	-16.9%	-3.3%	-48.3%	8.4%	-10.0%
Sales 2Q 2008 (GWh)	269	220	456	462	862	2,269

Average Price 2Q 2009 (AR$ / MWh)	139.6	169.2	174.0	114.6	259.6	204.1
Average Gross Margin 2Q 2009 (AR$ / MWh)	49.8	51.8	81.9	16.7	21.2	39.8
Average Gross Margin 2Q 2008 (AR$ / MWh)	50.3	45.8	37.7	26.2	42.8	39.6

Source: Pampa Energía S.A. and C.A.M.M.E.S.A.
Note: Gross Margin before amortizations and depreciations.

     The decrease in the first half of 2009 generation is explained by a 41.0% and 6.8% reduction in the net generation of Central Térmica Loma de la Lata and Central Piedra Buena, respectively, due to maintenance works that took place and to natural gas restrictions during the winter. Nevertheless, during the first half of 2009 Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante’s net generation increased by 10.0% and 12.3%, respectively, compared to the same period of 2008. Said increases are explained in part by an increase in the hydroelectric contribution of rivers Atuel and Diamante of 2.5% and 11.6% respectively, compared to the same period of 2008. Also, Central Térmica Güemes presented a net generation 2.6% above that of the same period of 2008.

16
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C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

6. Expansion Projects

Pampa Energía is engaged in the following expansion projects aimed at the Energy Plus Program, which permits generators and large consumers to negotiate contracts and prices directly and freely:

  Central Térmica Güemes’ New Open Cycle. This was the first of the Energía Plus expansion projects to be completed. Construction was completed in July 2008 and it began commercial operations in September 2008. The project consists of a 100 MW open-cycle through the installation of a new natural gas-powered turbogenerator of 43% of efficiency.

  Loma de la Lata Project. Pampa Energía is expanding Loma de la Lata’s current electricity generation capacity by 178 MW by means of converting the plant into a combined cycle system generator. The project will increase Loma de la Lata’s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant. In that sense, Loma de la Lata’s current 369 MW open cycle operates at an efficiency of approximately 32% and we currently expect that, upon completion of the project, Loma de la Lata’s combined cycle will operate at an efficiency of approximately 50% for 547 MW.

  Ingentis Project. Pampa Energía together with the Province of Chubut launched the construction of a gas-fired generation plant in Chubut, consisting of two natural gas turbine generators with a combined capacity of approximately 205 MW and an expected efficiency of 43%. Currently, and given the local and international financial outlook which limits the access to financing, the project’s location is being revised to take advantage of the current natural gas availability and transportation capacity, in order to achieve costs efficiencies.

  New Gas-Fired Man Engines. This project consists of two gas-fired motor generators with a combined installed capacity of approximately 16 MW and an efficiency of 43%. Currently, the project’s location has yet to be confirmed.

The following table summarizes the current status of Pampa’s expansion projects:

		New	Total	Invested as of		Estimated
		Capacity	Investment	June‘09		Starting
Project	Location	(MW)	(US$ MM)	(US$ MM)	Fuel	Operating
						Date

CTG	Salta	100	69	69	Natural Gas (1)	Completed

					Combined Cycle, no
Loma de la Lata	Neuquén	178	205	188 (2)	additional gas	3Q 2010
					required

Total		278	274	257

(1) Provision warranted by natural gas royalty assignment agreements.
(2) Includes AR$227.7 million corresponding to investments guaranteeing letters of credit of the project (included in the Consolidated Balance Sheet as Non Current Investments).

17
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7. Comparison of Information by segment

  Pampa focuses its business primarily on the electricity sector, participating in the generation, transmission and distribution sectors through the legal entities in which the Company holds an equity interest. Through its subsidiaries, and based on the nature, clients and risks involved, the following business segments have been identified:

  Energy Generation, composed by the direct and the indirect participation in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Ingentis, Energía Distribuida and investments in shares of other companies related to the electricity generation business.

  Energy Transmission, composed by the indirect participation in Transener and its subsidiaries.

  Energy Distribution, composed by the indirect participation in Edenor.

  Holding, composed by the Company’s own business, such us consulting, financial investments, and investments in real estate and other companies not related to the electricity sector.

18
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7.1 | Consolidated Results for the six-months period ended on June 30th, 2009 (AR$)1

Consolidated Results
(as of June 30th, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	868,438,419	151,435,939	1,060,189,000	5,306,132	-	2,085,369,490
Intra-segment sales	6,364,606	144,994	-	21,704,774	(27,533,956)	680,418

Total Sales	874,803,025	151,580,933	1,060,189,000	27,010,906	(27,533,956)	2,086,049,908

Cost of sales	(691,339,836)	(115,969,814)	(793,028,520)	(22,150,084)	8,768,953	(1,613,719,301)

Gross Income	183,463,189	35,611,119	267,160,480	4,860,822	(18,765,003)	472,330,607

Selling expenses	(6,866,664)	-	(55,698,000)	(631,017)	1,088,609	(62,107,072)
Administrative expenses	(27,635,146)	(16,923,923)	(81,935,000)	(27,180,226)	17,676,394	(135,997,901)
Goodwill amortization	(7,478,502)	400,278	(2,765,605)	(137,316)	-	(9,981,145)

Operating results	141,482,877	19,087,474	126,761,875	(23,087,737)	-	264,244,489

Financial and holding results:
Generated by assets	81,566,151	9,306,674	46,360,000	50,949,512	(5,520,859)	182,661,478
Generated by liabilities	(101,211,782)	1,146,222	(104,539,000)	105,707,048	5,520,859	(93,376,653)
Other income and expenses, net	333,290	1,701,377	13,209,000	(127,567)	-	15,116,100

(Loss) Gain before income tax and minority interest	122,170,536	31,241,747	81,791,875	133,441,256	-	368,645,414

Income tax	(46,415,723)	(3,019,749)	(48,089,787)	(710,133)	-	(98,235,392)
Minority interest	(24,178,392)	(12,763,502)	(37,298,000)	-	-	(74,239,894)

Net income (Loss) for the year	51,576,421	15,458,496	(3,595,912)	132,731,123	-	196,170,128

EBITDA[1]	180,079,922	49,245,688	226,210,070	(16,386,565)	-	439,149,115

Consolidated Assets & Liabilities
(as of June 30th, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3,131,655,510	987,696,633	5,203,688,059	855,584,355	(749,670,418)	9,428,954,139
Total liabilities	1,446,686,752	516,743,551	2,827,583,243	325,359,303	(749,670,418)	4,366,702,431

____________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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7.2 | Consolidated Results the six-months period ended on June 30th, 2008 (AR$)1

Consolidated Results
(as of June 30th, 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	938,735,424	109,443,050	912,440,000	1,214,056	-	1,961,832,530
Intra-segment sales	1,732,500	-	-	5,516,735	(6,706,286)	542,949

Total Sales	940,467,924	109,443,050	912,440,000	6,730,791	(6,706,286)	1,962,375,479

Cost of sales	(761,449,198)	(84,460,478)	(688,518,363)	(1,592,198)	542,949	(1,535,477,288)

Gross Income	179,018,726	24,982,572	223,921,637	5,138,593	(6,163,337)	426,898,191

Selling expenses	(6,818,223)	-	(62,370,000)	(783,581)	575,501	(69,396,303)
Administrative expenses	(20,266,228)	(12,763,961)	(64,717,000)	(23,267,808)	5,587,836	(115,427,161)
Goodwill amortization	(7,698,738)	365,471	(2,731,499)	-	-	(10,064,766)

Operating results	144,235,537	12,584,082	94,103,138	(18,912,796)	-	232,009,961

Financial and holding results:
Generated by assets	(45,033,913)	2,911,852	8,223,000	5,790,242	-	(28,108,819)
Generated by liabilities	(8,899,403)	(5,791,186)	(13,783,000)	56,834	-	(28,416,755)
Other income and expenses, net	2,244,450	4,794,564	(10,392,220)	(190,146)	-	(3,543,352)

(Loss) Gain before income tax and minority interest	92,546,671	14,499,312	78,150,918	(13,255,866)	-	171,941,035

Income tax	(39,740,378)	(6,814,233)	(25,697,848)	5,476,606	-	(66,775,853)
Minority interest	(16,601,182)	(2,366,456)	(28,238,000)	-	-	(47,205,638)

Net income (Loss) for the year	36,205,111	5,318,623	24,215,070	(7,779,260)	-	57,959,544

EBITDA[1]	175,231,006	40,734,365	194,286,672	(12,823,141)	-	397,428,902

Consolidated Assets & Liabilities
(as of December 31st, 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3,011,277,350	998,976,381	5,008,266,941	699,655,642	(579,997,774)	9,138,178,540
Total liabilities	1,466,974,481	556,245,297	2,698,438,204	171,452,046	(579,997,774)	4,313,112,254

____________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Argentina	www.pampaenergia.com

7.3 | Consolidated Results 2Q 2009 (AR$)1

Consolidated Results
(2Q 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	437,278,895	73,905,849	508,265,000	1,972,784	-	1,021,422,528
Intra-segment sales	2,921,164	144,994	-	12,156,563	(14,941,493)	281,228

Total Sales	440,200,059	74,050,843	508,265,000	14,129,347	(14,941,493)	1,021,703,756

Cost of sales	(369,006,656)	(55,470,670)	(394,987,006)	(12,562,146)	6,713,705	(825,312,773)

Gross Income	71,193,403	18,580,173	113,277,994	1,567,201	(8,227,788)	196,390,983

Selling expenses	(4,818,418)	-	(12,345,000)	(310,123)	1,088,609	(16,384,932)
Administrative expenses	(14,892,448)	(8,558,290)	(40,457,000)	(11,369,041)	7,197,936	(68,078,843)
Goodwill amortization	(3,739,643)	200,139	(1,381,616)	(68,658)	-	(4,989,778)

Operating results	47,742,894	10,222,022	59,094,378	(10,180,621)	58,757	106,937,430

Financial and holding results:
Generated by assets	34,546,314	7,296,225	27,392,000	31,174,055	(5,520,859)	94,887,735
Generated by liabilities	(29,769,645)	(7,481,916)	(46,937,420)	75,008,324	5,520,859	(3,659,798)
Other income and expenses, net	(1,489,113)	1,651,705	18,593,000	(168,213)	-	18,587,379

(Loss) Gain before income tax and minority interest	51,030,450	11,688,036	58,141,958	95,833,545	58,757	216,752,746

Income tax	(16,569,737)	(3,887,030)	(25,079,727)	1,278,888	-	(44,257,606)
Minority interest	(8,105,675)	(3,607,757)	(22,709,000)	-	-	(34,422,432)

Net income (Loss) for the year	26,355,038	4,193,249	10,353,231	97,112,433	58,757	138,072,708

EBITDA[1]	66,484,372	25,409,346	108,936,790	(6,803,223)	58,757	194,086,042

Consolidated Assets & Liabilities
(2Q 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3,131,655,510	987,696,633	5,203,688,059	855,584,355	(749,670,418)	9,428,954,139
Total liabilities	1,446,686,752	516,743,551	2,827,583,243	325,359,303	(749,670,418)	4,366,702,431

____________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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7.4 | Consolidated Results 2Q 2008 (AR$)

Consolidated Results
(2Q 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	468,720,643	54,268,780	456,767,000	1,214,056	-	980,970,479
Intra-segment sales	1,732,500	-	-	3,775,425	(4,261,427)	1,246,498

Total Sales	470,453,143	54,268,780	456,767,000	4,989,481	(4,261,427)	982,216,977

Cost of sales	(395,400,363)	(44,553,299)	(349,539,941)	(1,473,666)	(958,231)	(791,925,500)

Gross Income	75,052,780	9,715,481	107,227,059	3,515,815	(5,219,658)	190,291,477

Selling expenses	(2,082,133)	-	(34,813,000)	69,666	575,501	(36,249,966)
Administrative expenses	(11,223,875)	(6,451,086)	(32,213,000)	(13,428,849)	4,266,766	(59,050,044)
Goodwill amortization	(4,066,484)	165,332	(1,379,829)	175,743	-	(5,105,238)

Operating results	57,680,288	3,429,727	38,821,230	(9,667,625)	(377,391)	89,886,229

Financial and holding results:
Generated by assets	(59,880,035)	726,335	4,820,000	(4,921,681)	-	(59,255,381)
Generated by liabilities	(5,139,653)	6,909,541	17,001,000	489,024	-	19,259,912
Other income and expenses, net	2,324,372	2,765,571	(4,482,819)	1,528,827	377,391	2,513,342

(Loss) Gain before income tax and minority interest	(5,015,028)	13,831,174	56,159,411	(12,571,455)	-	52,404,102

Income tax	(1,553,392)	(5,491,391)	(11,961,534)	3,886,434	-	(15,119,883)
Minority interest	(6,231,867)	(3,336,843)	(18,929,000)	-	-	(28,497,710)

Net income (Loss) for the year	(12,800,287)	5,002,940	25,268,877	(8,685,021)	-	8,786,509

EBITDA[1]	72,904,502	17,544,376	89,194,772	(6,790,590)	(377,391)	172,475,669

Consolidated Assets & Liabilities
(as of December 31st, 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3,011,277,350	998,976,381	5,008,266,941	699,655,642	(579,997,774)	9,138,178,540
Total liabilities	1,466,974,481	556,245,297	2,698,438,204	171,452,046	(579,997,774)	4,313,112,254

____________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

22
547 Bouchard Street, 26th Floor	Tel +54-11-4510-9550
C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

Information about the Conference Call

       There will be a conference call to discuss Pampa’s second quarter 2009 results on Thursday, August 13ed, 2009 at 10:00 a.m. Eastern Time / 11.00 a.m. Buenos Aires Time. Mr. Ricardo Torres, General Manager of the Company, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0-800-666-1537 in Argentina, (1 877) 391-5998 in the United States and Canada, or outside the United States and Canada dial (1 706) 634-1313. Participants for the conference call should use the identification number 19044620 and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir page in the investor relation sector.

You may find additional information on the Company at:

www.pampaenergia.com/ir
www.cnv.org.ar

23
547 Bouchard Street, 26th Floor	Tel +54-11-4510-9550
C1106ABG Buenos Aires	investor@pampaenergia.com
Argentina	www.pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pampa Energía S.A.

By:	/S/ Roberto Luis Maestretti
Name: Roberto Luis Maestretti Title: Chief Financial Officer

Date: August 12, 2009